SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34516; File No. 812-15282

Northern Lights Fund Trust IV, *et al*.

February 24, 2022

<u>AGENCY</u>: Securities and Exchange Commission ("Commission" or "SEC").

<u>ACTION</u>: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

<u>Summary of Application</u>: Applicants request an order ("Order") that permits: (a) ActiveShares ETFs (as described in the Reference Order (as defined below)) to issue shares ("Shares") redeemable in large aggregations only ("creation units"); (b) secondary market transactions in Shares to occur at negotiated market prices rather than at net asset value; and (c) certain affiliated persons of an ActiveShares ETF to deposit securities into, and receive securities from, the ActiveShares ETF in connection with the purchase and redemption of creation units. The relief in the Order would incorporate by reference terms and conditions of the same relief of a previous order granting the same relief sought by applicants, as that order may be amended from time to time ("Reference Order").[1]

<u>Applicants</u>: Northern Lights Fund Trust IV, First Manhattan Co. and Northern Lights Distributors, LLC.

<u>Filing Dates</u>: The application was filed on November 10, 2021, and amended on February 4, 2022.

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[1]   Precidian ETFs Trust, *et al.*, Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order).

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on March 21, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants:

Wendy Wang, Northern Lights Fund Trust IV, wwang@ultimusfundsolutions.com; Benjamin Clammer, First Manhattan Co., bclammer@firstmanhattan.com; Kevin Guerette, Northern Lights Distributors, LLC, kguerette@ultimusfundsolutions.com; JoAnn M. Strasser, Esq. and Bibb L. Strench, Esq., Thompson Hine LLP, JoAnn.Strasser@ThompsonHine.com, Bibb.Strench@ThompsonHine.com.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For applicants' representations, legal analysis, and conditions, please refer to applicants' amended application, dated February 4, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's

Public Reference Room at (202) 551-8090.

   For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary